Exhibit 99.1

VivoPower Announces Closing of $28.75 Million Underwritten Public Offering of Ordinary Shares

LONDON, October 19, 2020 -- VivoPower International PLC (NASDAQ: VVPR) (“VivoPower” or the “Company”), an international battery technology, electric vehicle, solar and critical power services company, today announced the closing of an underwritten public offering of 2,941,176 of its ordinary shares at a price to the public of $8.50 per share. In addition, the underwriters have exercised an option to purchase an additional 441,174 ordinary shares at the public offering price less the underwriting discounts and commissions. Gross proceeds, before underwriting discounts and commissions and estimated offering expenses, are approximately $28.75 million. Maxim Group LLC acted as sole book-running manager for the offering.

VivoPower intends to use the net proceeds from the offering, together with its existing cash and cash equivalents, to fund working capital needs in connection with the expansion of its operations to the commercial electric vehicle segment, including $4.7 million to fund its acquisition of Tembo e-LV B.V., and for working capital and other general corporate purposes.

The offering was conducted pursuant to the Company's registration statements on Form F-1 (File No. 333-248761) and File No. 333-249484) previously filed with and subsequently declared effective by the Securities and Exchange Commission ("SEC"). A prospectus relating to the offering has been filed with the SEC and is available on the SEC's website at http://www.sec.gov. Electronic copies of the prospectus relating to this offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States, and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, contained in this press release, including statements regarding the completion of the public offering and the use of proceeds therefrom, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” or the negative of these terms or other comparable terminology, which are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various factors may cause differences between our expectations and actual results as discussed in greater detail in our filings with the SEC, including without limitation, risks and uncertainties related to global economic or market conditions, volatility in the share price of our ordinary shares, changes in our operating plans or funding requirements and the risks and uncertainties described in the section entitled “Risk Factors” in our annual report on Form 20-F for the year ended June 30, 2020 that was filed with the SEC on September 8, 2020 and our subsequent periodic and current reports filed with the SEC. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Investor Relations

shareholders@vivopower.com